Exhibit 99.24

TOWER ONE WIRELESS CORP.
(formerly Pacific Therapeutics Ltd.)
(“Tower One” or the “Company”)
Quarterly Report
Six months ended June 30, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.1 Date of Report: August 29, 2017

The following management’s discussion and analysis (“MD&A”) has been prepared as of August 29, 2017 and should be read in conjunction with the condensed interim consolidated financial statements and accompanying notes for the six months period ended June 30, 2017, which are prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are stated in Canadian dollars unless otherwise indicated.

This MD&A includes certain statements that may be deemed “forward-looking statements”. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "estimate", "expect", "may", "project", "predict", "potential", "could", "might", "should" and other similar expressions. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

1.2 Nature of Business

Tower One Wireless Corp. (formerly Pacific Therapeutics Ltd.) (“Tower One” or the “Company") was incorporated under the laws of the Province of British Columbia, Canada on September 12, 2005. On October 14, 2011, the Company became a reporting company in British Columbia and was approved by the Canadian Securities Exchange (“CSE”) and commenced trading on November 16, 2011. The Company’s registered office is located at Suite 605, 815 Hornby Street, Vancouver, BC, Canada V6Z 2E6.

On October 19, 2016, Tower One completed a Share Exchange Agreement (the “Agreement”) with Tower Three SAS (“Tower Three”) and the shareholders of Tower Three SAS. According to the Agreement, Tower One acquired Tower Three by issuing shares which resulted in the shareholders of Tower Three obtaining control of the Company (the “Acquisition”). Accordingly, this transaction was recorded as a reverse acquisition for accounting purposes, with Tower Three being identified as the accounting acquirer. These condensed consolidated interim financial statements are a continuation of the financial statements of Tower Three while the capital structure is that of the Company. The historical operation assets and liabilities of Tower Three are included in this condensed consolidated interim financial statements and the comparative figures as at and for the period ended June 30, 2016 are those of Tower Three.

Tower Three SAS was incorporated on December 30, 2015 under the Business Corporation Act of Colombia. Tower Three has secured 4G LTE cellular tower development contracts in Colombia. The Company focuses primarily on building cellular towers in municipalities where there currently is very limited or no cellular coverage, which enhances the probability of multiple carriers sharing the tower and minimizes competitive risk.

On May 30, 2017, the Company completed the Share Purchase Offer Agreement with the shareholders of Evolution Technology SA ("Evotech") to acquire 65% ownership interest in Evotech. Evotech is a private company incorporated under the laws of Argentina. Evotech's intended business is to obtain rights and permits for approval of constructing the towers in various locations in Argentina. It has a Master Lease Agreement (the”MLA”) with a single Mobile Network Operator. The MLA in place allows for the Tower Company to be granted Cellular Search Rings, which are desired coordinates for a tower, and outlines the terms for each tower build.

1.3 Overall Performance

Highlights during the quarter:

  The Company acquired a 90% interest in an established Telecom services and site acquisition company (“Service Company”). The Service Company currently provides site acquisition and licensing to the Telecom Industry in Colombia. Since the Service Company was established in 2005, it has successfully completed the lease/purchase of over 300 Cellular Sites (Real Estate), and has been contracted by all the major Telecom operators in Colombia. This strategic acquisition gives Tower One additional extensive experience in an area essential to its core business. This Service Company was acquired with zero liabilities and obligations. This company has a track record with the operators and we have the intention to fund 100% of new tower obligations.

  Rojo Resources Ltd. (“Rojo”) had the existing Letter of Intent executed with Evotech and had advanced some funds plus legal fees, The Company absorbed and took over this agreement facilitating access to acquisition of Evotech and entering Argentina market. The Company has to write off the purchase price since it acquires Rojo’s agreement with Evotech.

  The Company has secured The Depository Trust Company (DTC) eligibility for its shares traded in the United States on the OTCQB under the symbol TOWTF. DTC is a subsidiary of the Depository Trust & Clearing Corp. and manages the electronic clearing and settlement of share transactions for publicly-traded companies.

  The Company was awarded an additional six search rings from a Mobile Network Operator in Columbia.

  The Company completed the acquisition of Evotech which has a Master Lease Agreement (the “MLA”) with a single Mobile Network Operator (the “MNO”). The MLA in place allows for the Tower One to be granted direct Build To Suit (“BTS”) opportunities for the MNO.

  the Company introduced the Incentive Program for its January, 2017 private placement of units (the “Placement”) with each such unit comprised of one common share and one common share purchase warrant exercisable at a price of $0.40 per warrant. Under the Incentive Program, one Incentive Warrant will be granted to Placement Warrant holders for each Placement Warrant exercised within a 30 day period (the “Incentive Period”) beginning on June 21, 2017 and ending on July 21, 2017.
  Subsequent to June 30, 2017, 3,744,466 warrants were exercised which resulted in issuing 3,744,466 Incentive Warrants.

  Evotech completed construction of an additional two towers in Argentina, and commenced construction of a further two towers. Its first tower in Argentina has been successfully collocated,

  which is the leasing of the tower with a second Mobile Network Operator (“MNO”).The Company is now in the process of collocation on the remaining completed towers. Evotech had started in Argentina and prior to our acquisition had established a Master Lease Agreement with one of the four national mobile network operators. An asset of the Evotech that was also was acquired was 35 search rings.

  Management continued to actively focus on capital raising to support the company’s tower business, marketing initiatives and general working capital.

1.4 Results of Operations

During the three months ended June 30, 2017, the Company incurred net loss of $4,057,802 (June 30, 2016-$70,280). The net loss includes share-based compensation of $1,406,893, impairment of goodwill of $783,708 and impairment of investments of $175,000. The increase in net loss is mainly due to stock-based compensation expenses arising from the issue of options to directors, officers and group consultants, as well as an increase in consultancy costs, office and travel expenses due to the increase in the Company’s operational activities.

As at June 30, 2017, the Company had a working capital of $1,041,165 (December 31, 2016- ($566,512)) and an accumulated deficit of $5,834,801 (December 31, 2016 - $313,155). The increase in working capital is primarily due to the exercise of stock options during the second quarter, the private placement in the first quarter and the cash from Tower 3 which was not included in the prior year.

Total revenue increased to $22,553 in 2017 compared to $782 in June 2016, as a result of sales from completed towers during the quarter.

During the quarter, professional fees increased from $38,184 to $446,709 compared to the prior year due to increased third party consulting services and operational activities of the Company. The professional fees include any consulting services and related expenses.

Office and administrative expenses increased by $321,301 mainly due to more activities during the period compared to the prior year as due to the start up of the business and commencement of operational activities in Colombia and Argentina. The Company has $83,383 payroll and engages consultants on an as needed basis. The increase in office and administration can be generally attributed to an increase in office-related costs and costs incurred at new and/or expanded facilities including incremental employment levels to support the growth in the business with operations in Argentina and Colombia. The expenses are monitored and managed on a continuous basis in order to optimize costs.

The Company incurred advertising and promotion of $767,251 for the quarter compared to the prior year. In the previous year the company had limited operations prior to new management. With new management, new focus on cell towers, and expanded operations, there was significant expansion in marketing expenditures.

Travel expense increased by $55,763 during to the period compared to the prior year due to extensive travel throughout Colombia and Argentina to scope out optimal locations for cellphone towers.

The transfer fees increased by $7,714 due to the transfer fees since the completion of the RTO.

The Company incurred permit and licensing fees of $2,463 relating to work performed to obtain permits and licenses for cellphone tower structures.

During the quarter, the share-based compensation increased to $1,406,893 as a result of granting stock options to directors, officers and group consultants.

During the period ended June 30, 2017, the Company recorded $47,719 in foreign exchange to its cumulative translation account. The Company’s functional currency is Canadian and Tower Three is Colombian Peso and Argentina Peso and records a cumulative translation adjustment due to the changes resulting from the fluctuation of foreign exchange rates.

Selected Quarterly Information

	June 30	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,
	2017	2017	2016	2016	2016	2016	2015
	$	$	$	$	$	$	$
Lease income	22,553	22,849	14,794	4,609	Nil	Nil	Nil
Net loss	(4,057,801)	(1,612,447)	(8,645)	(86,615)	(140,559)	(65,364)	(21,151)
Basic and diluted loss per share	(0.07)	(0.04)	(0.86)	(8.66)	(14.06)	(6.54)	(2.12)
Cash	514,955	79,743	9,864	49,803	50,077	Nil	Nil
Total Assets	1,820,904	1,387,137	372,374	309,856	134,985	Nil	4,300
Non-Current Liabilities	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Significant factors and trends that have impacted Tower One’s results during these quarterly periods presented above include particularly in March 31, 2017 and June 30, 2017:

a)	The booking of share-based compensation, listing expenses, impairment of good and impairment of investments;

b)	The capital expenditures related to the Company’s operations and interest in Evotech during the quarter;

c)	Capital expenditures related to site acquisition and building cell towers in Argentina to meet its obligations from having 50 search rings.

Non-controlling interest

The Company has 65% equity interest of Evotech, which the remaining 35% is holding by the non-controlling interest. The continuity of the non-controlling interest of 35% in Evotech is comprised as follows:

June 30,
2017
$
Balance, beginning	87,528
Allocation of interest in net loss	(148,602)

Allocation of other comprehensive income	4,300
(56,774)

The following summarized the financial information of Evotech at 100% prior to elimination upon consolidation:

June 30,
2017
$
Current assets	273,639
Non-current assets	389,172
Total assets	662,811

Current liabilities	825,023
Non-current assets	-
Total liabilities	825,023

Revenue	-
Expenses	424,577
Net loss	(424,577)
Other comprehensive income	12,285
Comprehensive loss	(412,292)

Cash flows from operating activities	(360,535)
Cash flows from investing activities	(222,945)
Cash flows from financing activities	585,091
Effect of changes in exchange rates on cash	(555)
Change in cash	1,056
Cash, beginning	4,676
Cash, ending	5,732

1.5 Liquidity and Capital Resources

As at June 30, 2017, the Company has total assets of $1,820,904 and a working capital of $1,041,165.

At June 30, 2017, the Company had cash of $514,955 (December 31, 2016- $9,864) and a working capital of $1,041,165 (December 31, 2016 – ($566,512)). The increase in working capital is primarily due to exercise of stock options during the quarter, private placement in the first quarter and cash from Tower 3 which was not included in the prior year. As of June 30, 2017, advances were $88,397 and due from related parties were $246,325 compared to $nil at December 31, 2016. The advances were made to satisfy the prospective opportunity for the Company to acquire a potential company.

During the period ended June 30, 2017, the Company used $2,034,176 in operating activities compared to $155,611 in June 30, 2016. The increase is as a result of increase in operating expenses in 2017 due to more operating activities.

During the period ended June 30, 2017, the Company spent $223,365 on building towers, compared to $nil in June 30, 2016. During the quarter, the Company injected $466,260 for the share capital in its 65% interest in Evolution Technology SA ("Evotech").

During the quarter, the Company issued shares for exercising stock options, Rojo Resources Ltd. and Evotech interest. In addition, the Company issued shares with a fair value of $340,000 for debt settlement.

At June 30, 2017, share capital was $6,219,253 comprising 60,001,232 issued and outstanding common shares.

As a result of the net loss for the period ending June 30, 2017 of $4,057,802, the deficit at June 30, 2017 increased to $5,834,801.

At present, the Company’s operations generate minimal cash inflows and its financial success after June 30, 2017 is dependent on management’s ability to continue to obtain sufficient funding to sustain operations through the development primarily on building towers in municipalities where there currently is very limited or no cellular coverage, which enhances the probability of multiple carriers sharing the tower and minimizes competitive risk.

The Company may not be able to generate sufficient cash flows from its operations in the foreseeable future to support its working capital needs. As a result, the Company will have to rely on funding through future equity issuances and through short term borrowing in order to finance ongoing operations and the construction of cellular towers. The ability of the Company to raise capital will depend on market conditions and it may not be possible for the Company to issue shares on acceptable terms or at all.

1.6 Share Capital

As at June 30, 2017, the Company had 60,001,232 common shares issued and outstanding.

1.7 Share Purchase Warrants

As at June 30, 2017, the Company had 16,070,029 shareholder warrants issued and outstanding.

1.8 Stock Options

As at June 30, 2017, the Company had 969,029 stock options issued and outstanding of which 744,565 options are exercisable

1.9 Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed. The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

The Company has constructed four towers, as of August 29, 2017. There are 42 either site acquisition stage, engineering or construction stages. These are from telecom part of the Master Lease agreement.

1.10 Transactions with Related Parties

Due to related parties consists of short term amounts advanced to, services rendered and expenses paid on behalf of the Company by shareholders of the Company. These amounts are unsecured, non-interest bearing, and payable on demand. As at June 30, 2017 and December 31, 2016, the Company has the following balances with related parties:

	June 30,	December 31,
	2017	2016
Due from (to) related parties:	$	$
Tower One Wireless Corp.	-	(189,589)
Amounts owing to a director or a company controlled by the director	240,249	(356,268)
Amounts owing to the parent of the CEO	-	(69,665)
Amounts owing from shareholders	5,896	-
	246,325	(615,522)

During the period ended June 30, 2017, the Company granted 275,000 stock options to directors and officers and recorded share-based compensation of $43,843.

Key management personnel receive compensation in the form of short-term employee benefits, share-based payments, and post-employment benefits. Key management personnel include the Chief Executive Officer, Chief Financial Officer, and directors of the Company. The remuneration of key management is as follows:

	June 30, 2017	June 30, 2016
Consulting fees - CEO	$39,000	$-
Consulting fees - CFO	19,667	-

1.11 Subsequent Events

Subsequent to the period ended June 30, 2017, the Company issued 3,774,466 common shares for the exercise of warrants. As at August 29, 2017, proceeds of $1,048,340 has been received. As described in Note 9, 3,774,466 Incentive Warrants were issued as a result of exercising the warrants.

On July 18, 2017, the Company announced that both of its Argentina subsidiaries have received 10 additional Search Rings each from two separate Mobile Network Operator to build 20 additional towers. .

1.12 Changes in Accounting Policies

The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited financial statements of the Company as at December 31, 2016. The unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2016.

During the six months ended June 30, 2017, the Company did not adopt new accounting policy.

Accounting standards issued but not yet applied

The following new standards and interpretations are not yet effective and have not been applied in preparing these financial statements. The Company is currently evaluating the potential impacts of these new standards and does not anticipate any material changes to the financial statements upon adoption of this new and revised accounting pronouncement.

Effective for annual periods beginning on or after January 1, 2018:

  IFRS 9 – Financial Instruments introduces new requirements for the classification and measurement of financial assets, and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options available in IAS 39.

  IFRS 15 - Revenue from Contracts with Customers is a new standard to establish principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. It provides a single model in order to depict the transfer of promised goods or services to customers. IFRS 15 supersedes IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13,
  Customer Loyalty Programs, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue – Barter Transactions involving Advertising Service.

Effective for annual periods beginning on or after January 1, 2019:

  IFRS 16 - Leases specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.
  Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. The extent of the impact of adoption has not yet been determined.

The Company has not early adopted these standards, amendments and interpretations and anticipates that the application of these standards, amendments and interpretations will not have a material impact on the financial position and financial performance of the Company.

1.13 Financial Instruments and Other Instruments

The Company is exposed to varying degrees to a variety of financial instrument related risks:

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge any obligations. The Company’s cash and receivables are exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness.

Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company does not hold any financial liabilities with variable interest rates. The Company does maintain bank accounts which earn interest at variable rates but it does not believe it is currently subject to any significant interest rate risk.

Liquidity risk

The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short-term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

Currency Risk

The Company generates revenues and incurs expenses and capital expenditures primarily in Colombia and Argentina and is exposed to the resulting risk from changes in foreign currency exchange rates. Some administrative and head office related expenses are incurred in Canada. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. A significant change in the currency exchange rates between the Canadian dollar relative to the Colombia Peso or Argentina Peso could have an effect on the Company's results of operations, financial position and/or cash flows. The Company has not hedged its exposure to currency fluctuations.

At June 30, 2017, through Tower Three, the Company had cash of $101,801, accounts receivable of $9,097, due to related parties of $240,249 and accounts payable of $43,696, all of which were denominated in Colombia Peso. In addition, through Evotech, the Company had cash of $5,732, due from related party of $5,896 and accounts payable of $109,205, all of which were denominated in Argentina Peso.

Fair value

The carrying value of cash and accounts payable approximated their fair value because of the relatively short-term nature of these instruments.

Financial assets and liabilities measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 – Inputs that are not based on observable market data.

The fair value of cash and accounts payable approximates fair value due to the short term nature of the financial instruments. Cash is classified as fair value through profit or loss and is measured using level 1 inputs of the fair value hierarchy.

1.14 Other MD&A Requirements

For more information about the Company, see http://www.toweronewireless.com/. The Company has not filed an AIF Annual Information Form.

Disclosure of Outstanding Share Data

As at August 29, 2017, there were 63,942,365 common shares issued and outstanding.

As at August 29, 2017 and June 30, 2017, there were 30,000,000 common shares held in escrow. In addition, the 500,000 common shares issued to Rojo are subject to escrow restrictions. These escrow shares will be released 10% on the issuance date, with the remaining to be released 15% every six months. As of June 30, 2017, there were 450,000 common shares remain in escrow.

Risk Factors

The Company is focused on more select market introduction and development primarily on building towers in municipalities while instituting cost control of product development. The failure to generate future sales in the Company’s main products could have a significant and adverse affect on the Company.

The Company success will depend in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on the Company. The Company does not anticipate having key person insurance in effect for management. The contributions of these individuals to the immediate operations of the Company are of central importance. In addition, there can be no assurance that the Company will be able to continue to attract and retain all personnel necessary for the development and operation of its business.

The Company has incurred a net loss for the period ended June 30, 2017 of $5,670,248 and has a deficit of $5,834,801. Management is continuing efforts to attract additional equity and capital investors and implement cost control measures to maintain adequate levels of working capital. Nevertheless, there can be no assurance provided with respect to the successful outcome of these ongoing actions. If the Company is unable to obtain additional financing on reasonable terms, the Company may be required to curtail or reduce its operations to continue as a going concern.

In addition, the Company’s limited working capital could affect the Company’s ability to seize upon opportunities requiring investment, or to reinvest in its products in a timely manner.